UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

MORGAN STANLEY

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

617446448

(CUSIP Number)

Miki Katayama

Managing Director

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8330

Japan

81-3-3240-1111

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 617446448	13D

1.	NAME OF REPORTING PERSON: MITSUBISHI UFJ FINANCIAL GROUP, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: TOKYO, JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 20.9%**
	8.	SHARED VOTING POWER: N/A
	9.	SOLE DISPOSITIVE POWER: 20.9%**
	10.	SHARED DISPOSITIVE POWER: N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 378,647,907 shares**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.9%**
14.	TYPE OF REPORTING PERSON (See Instructions): CO

**

Includes 1,562,740 shares of common stock of Morgan Stanley that certain affiliates of the reporting person held solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts as of October 15, 2020. Such shares represent approximately 0.09% of the 20.9% reported in row 13 above. The reporting person disclaims beneficial ownership of such shares, and the inclusion of such shares in this statement shall not be construed as an admission that the reporting person is, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of such shares.

This statement (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, filed on October 23, 2008, as amended by the first amendment thereto, filed on October 30, 2008, the second amendment thereto, filed on May 22, 2009, the third amendment thereto, filed on June 11, 2009, the fourth amendment thereto, filed on April 1, 2010, the fifth amendment thereto, filed on May 3, 2010, the sixth amendment thereto, filed on November 9, 2010, the seventh amendment thereto, filed on April 25, 2011, the eighth amendment thereto, filed on July 1, 2011, the ninth amendment thereto, filed on October 4, 2013, the tenth amendment thereto, filed on April 7, 2016, the eleventh amendment thereto, filed on November 28, 2017, the twelfth amendment thereto, filed on March 5, 2018, the thirteenth amendment filed on April 18, 2018, the fourteenth amendment filed on October 4, 2018 and the fifteenth amendment filed on September 20, 2019 (the “Schedule 13D”), by Mitsubishi UFJ Financial Group, Inc. (“MUFG”), a joint stock company incorporated in Japan, with respect to shares of common stock (the “Common Stock”) of Morgan Stanley, a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

In addition to the 377,085,167 shares of Common Stock held by MUFG directly, as of October 15, 2020, certain affiliates of MUFG held in the aggregate 1,562,740 shares of Common Stock (the “Managed Shares”) solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts. MUFG disclaims beneficial ownership of the Managed Shares, and the inclusion of the Managed Shares in this Amendment shall not be construed as an admission that MUFG is, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of such shares.

Item 5. Interest in Securities of the Issuer

(a) Rows (7) through (11) and (13) of the cover pages to this Amendment are hereby incorporated by reference. For purposes of calculating the percentages set forth on the cover pages of this Amendment, the number of shares outstanding is assumed to be 1,808,923,515 as of October 2, 2020 (which includes 1,576,760,960 shares of Common Stock outstanding as of July 31, 2020, as reported on Morgan Stanley’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed on August 4, 2020, and 232,162,555 shares of Common Stock Morgan Stanley issued in connection with the merger of E*TRADE Financial Corporation with Morgan Stanley on October 2, 2020).

As of October 28, 2020, MUFG beneficially owns 377,085,167 shares of Common Stock.

In addition, MUFG may be deemed to be the beneficial owner of the Managed Shares. MUFG disclaims beneficial ownership of the Managed Shares, and the inclusion of the Managed Shares in this Amendment shall not be construed as an admission that MUFG is, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of such shares.

The shares of Common Stock beneficially owned by MUFG (if MUFG is deemed to have beneficial ownership over the Managed Shares) represent approximately 20.9% of the shares of Common Stock assumed to be outstanding as of October 2, 2020.

(b) Subject to the right of clients to withdraw their assets, including the Managed Shares managed by MUFG’s affiliates, MUFG has the sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by it as indicated in rows (7) through (11) and (13) of the cover pages to this Amendment.

(c) On October 19, 2020, FSI UK (DGRF), an investment fund for which a subsidiary of MUFG serves as investment manager, disposed of 137 shares of Common Stock on the New York Stock Exchange at a price per share of $52.05. During the last 60 days, MUFG indirectly disposed of shares of Common Stock by disposing of, or redeeming its interests in, certain funds that were affiliated with MUFG. MUFG’s indirect ownership in, and disposition of, shares of Common Stock held by these funds is provided in the following table:

Name of Fund	Date of Disposition	No. of Shares of Common Stock Held by Fund at Time of Disposition	MUFG Ownership Percentage	Adjusted Shares	Price Per Share
KIDS22	10/19/2020	116,381	0.010883%	12.666	52.11
KIDS23	10/19/2020	37,156	0.033329%	12.384	52.11
WCPI	10/19/2020	376	0.06551%	0.246	52.11

In addition, during the last 60 days, MUFG indirectly disposed of shares of Common Stock by transferring its interests in certain funds to a third-party trust with a different beneficiary. MUFG’s indirect ownership in, and disposition of, shares of Common Stock held by these funds is provided in the following table:

Name of Fund	Date of Disposition	No. of Shares of Common Stock Held by Fund at Time of Disposition	MUFG Ownership Percentage	Adjusted Shares	Price Per Share
Nissay Foreign Equity Smart Factor Index Mother Fund	9/18/2020	6,729	0.009217%	0.620	0.00
Nissay Risk Restraint Balance Mother Fund	9/18/2020	5,237	0.020749%	1.087	0.00

Exhibit 99.22 lists certain previously unreported transactions in the Common Stock.1

Transactions disclosed in this Item 5(c) and in Exhibit 99.22 were effected by or in respect of certain investment funds in which MUFG held an interest and/or acted as investment manager. Because of MUFG’s relationship with these funds, it may have been deemed to be the beneficial owner of shares of Common Stock purchased or sold by such investment funds in the transactions described in this Item 5(c) or Exhibit 99.22. The inclusion of shares of Common Stock and transactions in Common Stock in this Item 5(c) and in Exhibit 99.22 shall not be construed as an admission that MUFG is or was, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of all such shares. As of October 28, 2020, MUFG has either disposed of its interests in the investment funds involved in the reported transactions, or each such investment fund owns zero shares of the Common Stock.

Except for the transactions disclosed in this Item 5(c), neither MUFG nor, to its knowledge, any of its directors or executive officers has engaged in any transactions in shares of Common Stock in the past 60 days except transactions in a fiduciary capacity.

(d) No other person is known by MUFG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by MUFG, except that, if MUFG is deemed to have beneficial ownership of the Managed Shares, dividends and the proceeds from the sale of Managed Shares will be the property of the customers for whom such Managed Shares are managed.

(e) Not applicable.

[1]

MUFG has disgorged the profits realized by the transactions listed in Exhibit 99.22 to Morgan Stanley, including all transactions listed in Exhibit 99.22 as to which MUFG has disclaimed beneficial ownership and all transactions and securities listed in Exhibit 99.22 that MUFG has disclaimed being subject to Section 16 of the Act. Other than transactions that occurred in the past 60 days, Exhibit 99.22 is filed herewith as the result of MUFG’s review of past trading activity in the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Attached in Exhibit 99.23 are certain transactions in the Series H Preferred Stock of Morgan Stanley.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.22.	List of transactions disclosed in Item 5(c).*

99.23.	List of transactions disclosed in Item 6.*

*	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2020

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Miki Katayama
Name:	Miki Katayama
Title:	Managing Director